FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
      and Rule 8f-1 Thereunder for Order Declaring that Company has Ceased to be an Investment Company

                                 SAGE/TSO Trust
                               (Name of Applicant)

                               File No.: 811-07573
                (Securities and Exchange Commission File Number)

                              1462 Waterfront Road
                             Reston, Virginia 20194
                     (Address of Principal Executive Office)

                   Copies of all Communications and Orders to:


      James C. Tso                               Clifford Alexander, Esq.
      1462 Waterfront Road                       Kirkpatrick & Lockhart, LLP
      Reston, VA  20194                          1800 Massachusetts Avenue, N.W.
                                                 Washington, D.C.  20036-1800

                       I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):


      [ ]   Merger
      [x]   Liquidation
      [ ]   Abandonment of Registration
      (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]   Election of status as a Business Development Company
      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Sage/TSO Trust

3.    Securities and Exchange Commission File No.:  811-07573

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [ ]  Initial Application            [x]  Amendment

5.    Address of Principal Executive Office:

      1462 Waterfront Road
      Reston, Virginia  20194

6.    Any questions regarding this form should be addressed to:

      Clifford Alexander, Esq.
      Kirkpatrick & Lockhart LLP
      1800 Massachusetts Avenue, N.W.
      Washington, D.C.  20036-1800
      (202) 778-9000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records *in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      James C. Tso
      1462 Waterfront Road
      Reston, Virginia  20194
      (703) 834-1888

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

Classification of fund (check only one):

      [x] Management  company;
      [ ] Unit  investment  trust;  or
      [ ] Face-amount certificate company.

9.    Sub-classification if the fund is a management company (check only one):

      [x]   Open-end          [ ]   Closed-end

10. The fund was a management investment company, organized and existing under the laws of the Commonwealth of Massachusetts and consists of one series of shares. It was organized on February 9, 1996.

11. SAGE/TSO Investment Management L.P., the fund's former investment adviser, is located at 1462 Waterfront Road, Reston, Virginia 20194.

12. ADS Distributors, Inc., the fund's former principal underwriter, is located at 150 Motor Parkway, Hauppauge, NY 11788.

13.   Not applicable.

14.   Not applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]   Yes         [ ]  No

      If Yes, state the date on which the board vote took place: September 12, 1998.

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ ]   Yes         [x]  No

      If Yes, state the date on which the shareholder vote took place:__________

      If No, explain: The fund's Declaration of Trust permitted the termination of the fund solely by a vote of its Board of Trustees; no shareholder vote was required.

                        II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]   Yes         [ ]  No

      (a) If Yes, list the date(s) on which the  fund made those  distributions:
          September 30, 1998

      (b) Were the distributions made on the basis of net assets?

            [x]   Yes         [ ]  No

      (c) Were the distributions made pro rata based on share ownership?

            [x]   Yes         [ ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e) LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

            [x]  Yes          [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Affiliates owned 30 percent of the fund's shares.

17.   Not applicable.

18.   Has the fund distributed all of its assets to the fund's shareholders?

            [x]  Yes          [ ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]  Yes          [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

                           III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [ ]  Yes          [x]  No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
     (b) Why has the fund retained the remaining assets?
     (c) Will the remaining assets be invested in securities?

            [ ]  Yes          [ ]  No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ]  Yes          [x]  No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:
     (b) How does the fund intend to pay these outstanding debts or other liabilities?

      IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)  List  the  expenses   incurred  in  connection  with  the  Merger  or
           Liquidation:


      (i)       Legal expenses: $10,000.00
      (ii)      Accounting expenses: -0-
      (iii)     Other expenses (list and identify separately): $5,000.00
      (iv)      Total expenses (sum of lines (i)-(iii) above): $15,000.00

      (b) How were those expenses allocated? The fund's adviser, SAGE/TSO Investment Management, L.P., paid these expenses.
      (c) Who paid those expenses? The fund's adviser.
      (d) How did the fund pay for unamortized expenses (if any)? The fund's adviser bore the cost of unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ]  Yes          [x]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

                         V. CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ]  Yes          [x]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending, to engage, in any business activities other than those necessary for winding up its affairs?

            [ ]  Yes          [x]  No


      If Yes, describe the nature and extent of those activities:

                                VI. MERGERS ONLY

26.   (a) State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the
          Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this, form.


                                  VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sage/Tso Trust, (ii) he is the President of Sage/Tso Trust and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                /s/ James C. Tso
                                                -------------------
                                                Name:  James C. Tso
                                                Title:    President